August 15, 2005

Michele M. Anderson, Esq.

Legal Branch Chief

Division of Corporation Finance

Albert Pappas, Esq.

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Response Letters dated July 26, 2005 and July 29, 2005

Amendment No. 4 to Form S-4 – File No. 333-124008

MCI, Inc.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended March 31, 2005

File No. 001-10415

Dear Ms. Anderson and Mr. Pappas:

On behalf of Verizon Communications Inc. (“Verizon”) and MCI, Inc. (“MCI”), we hereby submit Verizon’s and MCI’s responses to the comments of the staff of the Commission (the “Staff”), set forth in (i) the Staff’s letter, dated July 22, 2005, to Verizon’s registration statement on Form S-4 (the “S-4”) and MCI’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “MCI Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “MCI Form 10-Q”) (the “July 22 Comment Letter”) and (ii) the Staff’s letter, dated August 5, 2005, to the S-4, the response letters, dated July 26, 2005 and July 29, 2005 submitted to the Staff by Verizon and MCI, the MCI Form 10-K and the MCI Form 10-Q (the “August 5 Comment Letter”).

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of Verizon or MCI, as the case may be. The S-4 has been marked to indicate changes from the amendment to the S-4 filed with the Commission on July 20, 2005. All references to page numbers in Verizon’s responses are to the pages in the marked version of the S-4.

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

Pursuant to our July 22, 2005 conversation, we have clarified that, by voting for the transaction, an MCI stockholder accepts the risk that the transaction may be fully taxable. We have also updated the financial data to reflect June 30, 2005 numbers.

As noted previously, in response to the Staff’s comments, MCI has supplementally provided to you drafts of an amended MCI Form 10-K for 2004 and an amended MCI Form 10-Q for the first quarter of 2005 that will include revised disclosure with respect to the Staff’s comments. MCI is supplementally providing to you additional proposed changes to the draft of the amended MCI Form 10-K in response to the Staff’s comments included in the July 22, 2005 letter. MCI believes that no additional revisions are applicable to the MCI Form 10-Q in connection with the Staff’s comments. In order to avoid the potential for repeated amendments to these reports, MCI would propose that it continue to submit drafts of the amended language to the Staff until all comments are addressed to the Staff’s satisfaction, at which point the amended Annual Report and Quarterly Report will be publicly filed via EDGAR.

Potential Downward Purchase Price Adjustment

In order to address the Staff’s comments in both the July 22 Comment Letter and the August 5 Comment Letter relating to the potential downward purchase price adjustment set forth in the merger agreement, we have inserted a new section in the S-4 entitled “The Merger—Potential Downward Purchase Price Adjustment”, beginning on page 96. We have prepared this new section in order to provide a comprehensive discussion of the potential downward purchase price adjustment, including a discussion of MCI’s current estimate of the range of the purchase price adjustment. This section is summarized and cross-referenced in other sections of the S-4.

The new section substantially enhances the disclosure in Rider A to our letter to the Staff dated July 26, 2005 and consolidates previous disclosure relating to the purchase price adjustment from other sections of the S-4. This new section substantially responds to the Staff’s comments included in the July 22, 2005 and August 5, 2005 letters, as set out more fully below. We believe that this presentation format, along with the enhanced disclosure within the new section, is more useful in helping stockholders understand the purchase price adjustment mechanism and MCI’s current estimate of the amount of the potential downward purchase price adjustment. The new section of the S-4 includes (i) a presentation of MCI’s current estimate of the purchase price adjustment range, (ii) a description of the purchase price adjustment mechanism set forth in the merger agreement, (iii) a detailed description of the methodology used and process undertaken by MCI in determining its current estimate of the purchase price adjustment and (iv) a description of the factors that may cause the actual purchase price adjustment to exceed MCI’s current estimate. In particular, we have included enhanced disclosure (including quantification) of the judgments that MCI made as to exclusions from the range as well as the variables as between the high and low end of MCI’s estimated range.

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

In updating the amounts of specified liabilities, MCI reduced its estimate of the purchase price adjustment from a high end estimate of $0.60 per share to a revised high end estimate of $0.21 per share. The low end of MCI’s estimate remains at $0.00 per share. MCI has advised us that the reduction in the high end estimate was the result of several changes. MCI revised the amount of international tax liabilities using the foreign exchange rates as of June 30, 2005 instead of March 31, 2005. MCI computed the amount of estimated interest on the updated claims and liabilities amounts. MCI adjusted the interest rates used to reflect the June 30, 2005 foreign exchange rates as well as MCI’s ongoing experience with interest charges. In addition, MCI reflected recent payments and court ordered resolutions, and MCI’s current evaluation of the progress in settlement negotiations and assessment of claims, which, taken together, reduce MCI’s estimate of the remaining specified liabilities amount. The foregoing changes in MCI’s estimate of the remaining specified liabilities amount resulted in the lowering of the high end of MCI’s estimate to $0.21 per share.

July 22 Comment Letter

Form S-4

Prospectus Cover Page/Letter to Shareholders

1.	We note your response to prior comment 2. Please revise the fourth paragraph of the cover page to disclose the estimated range of any adjustment to the purchase price. Please also state that for the reasons described in the section you reference beginning on page 108, a substantial downward adjustment could occur that is substantially greater than the estimated maximum of $0.60. Please include similar disclosure in the second question and answer on page iv and in the merger consideration section of the summary on page 3.

Response No. 1

We have revised the disclosure on the cover page/letter to shareholders, in the question and answers on pages iv and v and on pages 4 and 5 to disclose MCI’s estimated range of the purchase price adjustment and to further clarify that the actual purchase price adjustment may be materially greater than the estimated maximum.

Summary, page 1

Merger Consideration and Conversion of MCI Common Stock, page 3

2.	We note your revisions in response to prior comment 4. For additional clarity, revise the second sentence in the first paragraph to indicate that MCI will pay the special cash dividend and Verizon will pay the unpaid balance as merger consideration.

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

Response No. 2

We have revised the disclosure on page 3 as requested.

Material United States Federal Income Tax Considerations, page 12

3.	Revise the first sentence under “Tax Consequences of Alternative Merger” to clearly state that the alternative merger would be “fully taxable.”

Response No. 3

We have revised the first sentence under “Tax Consequences of Alternative Merger” on page 13 as requested.

The Merger, page 33

MCI’s Reasons for the Merger, page 62

4.	We note the disclosure you have provided in response to prior comment 15. Please enhance your disclosure in the fourteenth bullet point regarding the substance of Mr. Notebaert’s presentation. For example, briefly describe what Mr. Notebaert stated regarding Qwest’s wireless resale agreement with Sprint and Qwest’s view of customer reaction to a combination of Qwest and MCI.

Response No. 4

We have provided supplemental disclosure on page 75 as requested.

Analysis of MCI’s Financial Advisors, page 71

5.	We note your revised disclosure on page 78 in response to prior comment 16 regarding the industry multiple ranges. Explain further how the advisors derived the multiples from “customary valuation techniques,” and specify the valuation methodologies used.

Response No. 5

We have revised the disclosure on pages 84 and 92 to respond to the Staff’s comment and to clarify our response to the Staff’s previous comment 17. We respectfully submit to the Staff that the multiples used in the sum-of-the-parts analyses are multiples that are widely used by analysts and investors in each of the relevant sectors of the businesses of MCI, Verizon and Qwest. Because Greenhill, JPMorgan and Lazard chose multiples that are widely used, they did not derive these multiples using internal valuation techniques or methodologies.

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Purchase Price, supplemental disclosure dated July 20, 2005

6.	Please refer to prior comment number 21. Immediately after your preliminary estimate of the purchase price on page 129, provide a sensitivity analysis that gives effect to the range of the possible reductions in the cash dividend that will be paid by MCI and the stock purchase price for MCI as a result of the potential downward purchase price adjustment for specified liabilities and other adjustments disclosed on page 108 and throughout the document.

Response No. 6

As described in our letter to the Staff dated July 26, 2005, we have added an adjustment per MCI share column to the sensitivity analysis and have moved the sensitivity analyses so that it appears immediately after the preliminary estimate of the purchase price for MCI on page 165. We have also included new language to be inserted before the sensitivity analyses, which provides additional context to the amount of any adjustment.

7.	Since the purchase price that you have reflected in your schedule on page 129 is contingent upon not having specified liabilities in excess of $1.775 billion (and which does not appear to be factually supportable), tell us your consideration of using a purchase price of zero and adjusting upward for the lack of specified liabilities.

Response No. 7

Pursuant to comment 6 in the August 5 Comment Letter, Verizon has revised its pro forma presentation beginning on page 142 so that it reflects both a purchase price for an MCI share of $0 and a price of $20.40 per MCI share.

8.	We note that rider A addresses some of the beliefs of MCI regarding the downward price adjustment. Revise to disclose the parties at MCI who have this belief. Does it include the board of directors and management?

Response No. 8

As described in our letter to the Staff dated July 26, 2005, we have added disclosure on pages 99 and 171 to clarify that MCI’s estimated range of the downward purchase price adjustment was prepared under the supervision of MCI’s senior management and that the results were reviewed by senior management and with MCI’s board of directors.

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

9.	Since the decision regarding the downward price adjustment is dependent upon both MCI’s estimate of specified liabilities and Verizon’s estimate, revise to discuss in detail Verizon’s estimate of the specified liabilities and potential downward adjustment and the parties who have contributed to the calculation of Verizon’s estimate.

Response No. 9

In response to comments 2, 4 and 5 in the August 5 Comment Letter, we have revised the disclosure throughout the S-4 to disclose that Verizon does not have the information necessary to prepare and has not prepared an estimate of the final amount of the specified liabilities and is only required to prepare an estimate of the amount of cash in U.S. dollars that will be required to satisfy in full all of the remaining specified liabilities before the closing of the merger.

10.	Disclose in detail the methodology, including assumptions, used in the analysis that was performed by MCI to arrive at its estimate that the amount of specified liabilities is not expected to reduce the purchase price by more than $0.60 per MCI share, including, but not limited to, MCI’s interpretation of the merger agreement and governing law and its estimate of how a reasonable arbitrator would make a decision.

Response No. 10

We have provided supplemental disclosure on pages iv-v, 4-6, 31-32, 121-122 and 167-174 regarding the methodology used by MCI in preparing its estimated range of the downward purchase price adjustment and included cross-references to the new section entitled “The Merger—Potential Downward Purchase Price Adjustment.”

11.	Disclose in detail how the interpretations of MCI and Verizon regarding the merger agreement and governing law may differ and the efforts that have been made to date to eliminate these uncertainties regarding the downward price adjustment.

Response No. 11

In response to comments 2, 3, 4 and 5 in the August 5 Comment Letter, we have revised the disclosure throughout the S-4 to make clear that the calculation of the specified liabilities is a complex process which is subject to interpretation and that Verizon and MCI could have substantially different views as to how the specified liabilities should be calculated.

We have also revised the disclosure to clarify that, prior to the closing of the merger, Verizon and MCI will review the then current information regarding the facts

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

and circumstances relating to each unsettled claim expected to be outstanding at closing. Verizon and MCI will then need to reach agreement as to (i) whether there are classes of liabilities not clearly included or excluded from the contractual definitions, (ii) the extent to which any potentially offsetting claims or correlative adjustments should be taken into account, (iii) the extent to which any potential unasserted claims should be taken into account, (iv) the extent to which net operating loss carrybacks and accelerated research and development deductions reduce estimated liabilities for taxes for purposes of the purchase price adjustment, (v) the best estimate of the likely amount required to settle each claim taken into account and of the likely amount payable with respect to any offset appropriately taken into account, (vi) the appropriate method for pro-ration of taxes in 2004 between pre- and post-emergence periods and (vii) the allocation of payments in settlements among claims and contingencies that are not claims. Verizon may disagree with MCI’s determination or interpretation of factual issues, its estimates of likely future events or amounts due, its resolution of interpretative issues, including those described above, and the process used by MCI in preparing its estimates. If Verizon and MCI are not able to agree on the final amount of the remaining specified liabilities, the merger agreement requires the parties to submit their respective proposals to independent arbitrators.

12.	Disclose the following information:

•	the amounts of specified liabilities, in dollars and euros, presently included in the balance sheets of MCI at December 31, 2004 and March 31, 2005;

•	the amounts of specified liabilities that have been paid by MCI at December 31, 2004 and March 31, 2005;

•	the total amounts, in dollars and euros, of pre-petition bankruptcy claims that would be specified liabilities and are outstanding at December 31, 2004 and March 31, 2005 and the amount that is estimated by MCI and Verizon to settle such claims, including an explanation for the estimate of all claims that will be settled at less than the amount of the claim;

•	an estimate of the amount of administrative expense claims filed in the bankruptcy cases and the methodology and assumptions used to calculate the estimate;

•	an estimate, in dollars and euros, of the amount of possible tax claims that may be filed as described in (iii) on page 108 (our understanding is that this would comprise international tax claims and post-bankruptcy federal and state tax claims);

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

•	the total amounts, in dollars and euros, of all income tax liabilities as described in (iv) on page 108 and the amount that is estimated by MCI and Verizon to settle such liabilities, including an explanation for the estimate of all claims that will be settled at less than the amount of the claim;

•	the exchange rate to convert from dollars to euros that you used to estimate all dollar amounts for all claims, liabilities, etc., that are denominated in euros; and

•	MCI and Verizon’s rationale for the settlement of these claims at less than face value in light of this merger and the assumption of liabilities by Verizon.

Response No. 12

In response to comment 12, on page 97 we have provided a chart setting forth information about the specified liabilities amount and, as requested, have provided individual estimates for each of the categories of bankruptcy claims, domestic tax claims, international income tax liabilities and previously-paid specified liabilities.

As discussed with the Staff on July 25, 2005 and as further described in our letter to the Staff dated July 26, 2005, the recorded liability amounts shown in the chart were calculated based upon US GAAP standards, which differ from the method of determining “specified included liabilities” as that term is defined in section 9.12 of the merger agreement. To highlight the differences for stockholders, on page 96 we have added to the text preceding the chart disclosure regarding the material differences between the US GAAP standard and the definition of specified included liabilities pursuant to the merger agreement.

With respect to the second bullet point under Comment 12, we advise the Staff that the definition of “specified included liabilities amount” in the merger agreement includes the amount of cash actually spent since January 1, 2005 through the closing plus the best estimate of the amount of cash that will be required to satisfy remaining specified liabilities following the merger. Because the definition does not include amounts paid with respect to specified liabilities prior to January 1, 2005, MCI does not separately track this number. Accordingly, we have only disclosed the amount paid from January 1, 2005 though June 30, 2005, and subsequent to June 30, 2005. We also note, with respect to the third, sixth and eighth bullet points under Comment 12, that Verizon has not prepared its own estimate of these amounts, and therefore we have only included MCI’s estimate.

13.	Please refer to prior comment number 22. Expand your disclosure in (i) to provide the basis for your statement that the repurchase of the senior notes would

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

likely have a favorable impact on the unaudited pro forma condensed consolidated statements of income.

Response No. 13

We have revised the disclosure on pages 149, 158 and 176 as requested.

MCI draft Amendment No. 1 to Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (20) Income Taxes, page F-60

14.	Please refer to prior comment number 23. We are unable to locate the FAS 5 disclosure for the additional federal, state and foreign tax contingencies and claims as disclosed on page F-61. As we previously stated, we believe you should disclose unrecorded exposures to contingent tax liabilities as required by FAS 5.

Response No. 14

MCI has reviewed its disclosure and tax contingencies in light of this comment and believes the tax footnote includes all required disclosures. MCI has also added certain additional statements to supplement the disclosure. MCI is supplementally providing a copy of the relevant pages from its draft amended MCI Form 10-K, with the applicable disclosures underlined.

MCI draft Amendment No. 1 to Form 10-Q for the quarter ended March 31, 2005

15.	Revise, as applicable, for comments issued regarding Form 10-K for the year ended December 31, 2004.

Response No. 15

MCI believes that no additional revisions are applicable for the MCI Form 10-Q.

August 5 Comment Letter

General

1.

We reference Verizon’s Rule 425 filing on July 27, 2005, of remarks made by Mr. Seidenberg during a quarterly earnings call. In particular, we note the statement that “[w]e are continuing to work with the SEC, the Securities and Exchange Commission, on satisfying all of the requirements and comments that [the SEC]

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

made on our registration statement. And once that’s approved, we can set a vote.” (emphasis added). We also note Verizon’s Rule 425 filing on June 1, 2005, of comments made by Mr. Seidenberg at an investor conference, including the statement that “we’re hopeful that we can get the actual proxy approved by the SEC…” (emphasis added). Please remind your principals that it is inappropriate to convey to investors that the Commission actually approves the disclosure in your prospectus and MCI’s proxy materials.

Response No. 1:

Verizon has advised its principals that it is inappropriate to convey to investors that the Commission actually approves the disclosure in the proxy statement and prospectus.

Form S-4

2.	Please refer to prior comment 1 of our letter dated July 22, 2005. Where you disclose the estimated range of any adjustment to the purchase price on the cover page of the prospectus, please make clear that MCI, and not Verizon, performed the estimate. In addition, ensure that your other references to the estimated range elsewhere in the prospectus, including the summary, also disclose the following:

•	MCI has prepared a current estimated range to try to give investors an indication of its view as to whether there will be a downward purchase price adjustment and the magnitude of any adjustment in light of the significant uncertainty regarding its liabilities;

•	Verizon has had no involvement in the preparation of this estimate and does not intend to prepare an estimate until shortly before the closing date; and

•	the method of calculating the specified liabilities is a complex process and is subject to interpretation and, as a result, the parties could have substantially different views on this calculation.

Response No. 2:

We have revised the disclosure throughout the S-4 as requested.

3.

In the section of the summary where you disclose MCI’s current estimate of the specified liabilities, please also disclose that while the merger agreement includes some standards governing how the specified liabilities should be calculated by Verizon and MCI, not all of the standards and assumptions have been agreed to at this time by the parties and, as a result, Verizon may ultimately disagree with

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

some of the standards and assumptions that MCI has made in calculating its estimate.

Response No. 3:

We have revised the disclosure on pages 5 and 6 to describe the merger agreement provisions that govern how the specified liabilities should be calculated by Verizon and MCI. These provisions require that (i) the remaining specified liabilities amount be the best estimate of the amount of cash required from and after the closing of the merger to satisfy in full all remaining specified liabilities and (ii) Verizon and MCI use their best efforts to agree on the final amount of any remaining specified liabilities. Because Verizon and MCI have not agreed in the merger agreement or elsewhere to any other standards or assumptions governing the calculation of the specified liabilities, Verizon may ultimately disagree with some of the standards that MCI used and some of the assumptions that MCI made in calculating its estimate of the specified liabilities. If Verizon and MCI are not able to agree on the final amount of remaining specified liabilities, the merger agreement requires that the parties submit their respective proposals to independent arbitrators.

4.	In an appropriate location of your registration statement, and in addition to the pro forma presentation, please provide a detailed discussion of MCI’s methodology and assumptions in calculating its current estimate of the specified liabilities, including how the best estimate method differs from US GAAP standards. In that section, please also address the following:

•	briefly disclose the standards in the merger agreement that govern the calculation of the specified liabilities; shortly before the closing, e.g., because it does not have the necessary information available, the merger agreement does not require it, etc.; and

•	discuss the standards on which Verizon and MCI will need to reach agreement, as described in your July 26, 2005 letter, and disclose any standards in the merger agreement that the parties could interpret differently, including the standards contained in the definition of “specified included liabilities” and other “various definitional issues.”

Response No. 4:

We have added a new section entitled “The Merger—Potential Downward Purchase Price Adjustment” beginning on page 96 and revised the disclosure on pages 167-174 as requested.

Unaudited Pro Forma Condensed Combined Financial Statements

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

5.	Since both Verizon and MCI will independently present their views of the pro formas, an introductory paragraph discussing the reasons for the two views should be provided. At a minimum, Verizon should discuss:

•	the reasons why it is unable to estimate the specified liabilities at this time as discussed in its letter dated July 29, 2005;

•	the timing and process that Verizon will use for its estimate of specified liabilities; and

•	your disclosure in response to comment 11 that is contained in the last paragraph of Rider A to your letter dated July 26, 2005.

Response No. 5:

We have revised the disclosure on page 136 and in the summary as requested.

6.	Please provide pro forma financial statements for which the registrant, Verizon, will assume responsibility. Based upon Verizon’s prior representations, we would assume that this may present the range of possibilities—a purchase price for an MCI share of $0 and also a price of $20.40 for each MCI share. The pro forma presentation should give equal weight to both possibilities by presenting the pro forma results on the same page(s). The pro forma presentation should clearly state that this is Verizon’s position. Footnote disclosure in accordance with Article 11 of Regulation S-X should also be provided.

Response No. 6:

Beginning on page 138, we have provided pro forma financial statements for which Verizon will assume responsibility. These pro forma financial statements present the range of possibilities—a purchase price for an MCI share of $0 and also a price of $20.40 for each MCI share and give equal weight to both possibilities. Page 140 provides pro forma income statements and page 141 provides pro forma balance sheets reflecting both possibilities on each page, followed by full pro forma presentations and footnotes in accordance with Article 11 of Regulation S-X.

7.

Since MCI’s position regarding the estimated purchase price varies from that of Verizon and since MCI’s position will be discussed throughout the registration statement, MCI should prepare its own pro forma financial statements that clearly indicate that they represent only MCI’s position. These pro formas should be prepared based upon MCI’s estimate of the maximum and minimum purchase price that MCI believes its shareholders will receive for each share of MCI common stock. We would assume that for the maximum purchase price of $20.40 per MCI share, the present disclosure contained in the two supplemental

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

responses would remain. We are issuing comments with regard to that disclosure. All calculations and assumptions supporting the estimated minimum purchase price should be clearly presented in the footnotes to the pro forma financial statements. The maximum purchase price, $20.40 per share, and minimum purchase price should be presented on the same page(s) with equal prominence.

Response No. 7:

Beginning on page 160, a presentation of unaudited condensed consolidated pro forma financial information has been prepared setting forth the effect of MCI’s estimate that there may be a downward purchase price adjustment of $0.21 per MCI share. Because Verizon’s pro forma presentation assuming no downward purchase price adjustment is the same as a presentation of pro formas assuming MCI’s low end purchase price adjustment of $0.00, that disclosure was not duplicated in this section but instead is provided in an explanatory note on page 160.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Purchase Price, supplemental disclosure dated July 20, 2005

8.	Please refer to prior comment number 10. Please expand the disclosure in Rider A to your letter dated July 26, 2005 as follows:

•	expand on the extensive internal review that was conducted by MCI to disclose what was reviewed and discuss why outside advisors participated in an internal review;

•	discuss what you mean by your statement that you reviewed the available information with relevant personnel to estimate a range of values for those items, taking into account a reasonable range of possible outcomes on the various definitional issues as well as various factual issues. Discuss what comprises a definitional issue and what comprises a factual issue. Discuss how you arrived at your estimates based upon the ranges of possible outcomes for each type of issue;

•	discuss how you arrived at your estimates of the amount of cash required to settle remaining specified liabilities and the possibility that a claim will not be asserted; and

•	disclose your factual basis for offsetting amounts, including the section(s) of the merger agreement that provide you with a right of offset. Disclose the original amount of the liabilities and the amount that you applied as an offset to arrive at the estimated specified liabilities.

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

Response No. 8:

As described above, we have added a new section to the S-4 entitled “The Merger–Potential Downward Purchase Price Adjustment”, beginning on page 96. We have created this new section in order to provide a comprehensive discussion of the potential purchase price adjustment, including MCI’s estimate. This section includes, and substantially expands upon, the disclosure in Rider A to our letter dated July 26, 2005.

With respect to the first and third bullet points in comment number 8, we have provided disclosure with respect to these matters on pages 96 and 99 of the new section of the S-4.

With respect to the second bullet point in comment number 8, we have revised the disclosure beginning on page 97 to provide a more comprehensive description of the material judgments that MCI indicated it made in determining its estimate of the ranges of possible outcomes. We have described the items that MCI indicated it assessed in determining its estimate of the high and low range of estimated specified liabilities, including MCI’s judgment as to whether certain items should be included or excluded under its interpretation of the merger agreement for purposes of determining the high and low ranges. We believe this description of MCI’s methodology provides greater clarity than our prior description of definitional issues and factual issues.

With respect to the fourth point in comment number 8, we have revised the disclosure beginning on page 99 to state that the merger agreement requires that specified liabilities be calculated by reference to the amount of “cash in U.S. dollars that will actually be required, from and after the Closing Date, to satisfy in full all remaining Specified Included Liabilities” (see Section 1.10(a) of the merger agreement). MCI believes that this standard contemplates that pre bankruptcy offsetting claims that MCI has routinely used in the bankruptcy process to reduce the amount of a claim or settlement, such as claims in respect of doubtful accounts receivable or claims arising out of the same or generally similar activities or relationships among the parties, should be taken into account in the computation. As a result, in determining both the amount of previously-paid specified liabilities and the amount that will be required to satisfy these liabilities in the future, MCI has taken into account these offsetting amounts in a manner it believes is commercially reasonable and consistent with enhancing the value of MCI. MCI has not disclosed the amount it applied as offsets to arrive at the estimated specified liabilities because, in preparing its analysis, MCI did not separately quantify each offsetting claim.

9.	Please refer to prior comment number 12 and address the following:

•	tell us why the amount of bankruptcy claims in your schedule is significantly less than the $39 billion at February 14, 2005. Provide explanations for all estimated claims that will be settled at less than the amount of the claim;

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

•	disclose what you mean in footnote (1) by the exclusion of claims subject to procedural objections. Please quantify the amount of these claims that have been excluded;

•	in footnote (2), quantify the pro rata portion of 2004 income taxes that were not included as a specified liability;

•	in footnote (6), disclose how you determined the amount of international tax liabilities and whether this includes only asserted liabilities or does it also include your estimate of potential international tax exposure. Discuss how you determined the amount of international tax exposure;

•	in footnote (9), discuss what events have occurred that resulted in the reduction in your amount of specified liabilities;

•	please update the amounts of specified liabilities, in dollars and euros, to include the balance sheet of MCI at June 30, 2005 as well as the periods previously presented;

•	please update the amounts of specified liabilities that were paid by MCI to include June 30, 2005 as well as December 31, 2004 and March 31, 2005;

•	in footnote (8), please quantify separately the reduction for items that are not expected to become claims by the closing of the merger and the reduction for certain offset amounts; and

•	discuss whether MCI considered this merger and Verizon’s assumption of liabilities when it determined that the claims in the table would be settled at less than face value.

Response No. 9:

With respect to the first bullet in comment number 9, the amount of non-tax bankruptcy claims as of February 15, 2005 was $39 billion. The reduction in face amount since that date reflects the fact that a number of claims were withdrawn, settled favorably or have been expunged. For example, one claim of $30 billion filed by Lester Holland has been expunged in its entirety. Claims are settled at less than face value because (i) in MCI’s experience, claims are often overstated and therefore resolved for less than face value and (ii) pursuant to MCI’s plan of reorganization, valid claims generally receive less than full value; for example, Worldcom general unsecured claims (which constitute the substantial majority of claims) receive $0.1785 in cash plus an equivalent value in MCI stock for each dollar of valid claims.

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

With respect to the second, third, fourth, fifth and eighth bullet points in comment number 9, we have revised the footnotes referenced in those bullets to provide the requested supplementary disclosure beginning on page 97.

With respect to the sixth bullet point in comment number 9, we have updated the amounts of specified liabilities to include MCI’s balance sheet at June 30, 2005 as requested. Please refer to page 97.

With respect to the seventh bullet point in comment number 9, we have updated the disclosure as requested. Please refer to page 97. Under the merger agreement, the paid specified liabilities are defined to include only the period beginning on January 1, 2005; therefore, a paid specified liabilities amount as of December 31, 2004 is not provided.

With respect to the ninth bullet point in comment number 9, we have added disclosure on page 100 stating that MCI does not believe that the merger and Verizon’s assumption of MCI’s liabilities as a result of the merger will have a material impact on the amount of cash actually required to satisfy the remaining specified liabilities.

10.	With respect to the material factors that could cause the adjustment for specified liabilities actually paid prior to the closing of the merger as well as the estimate of all remaining specified liabilities to be satisfied subsequent to the closing of the merger to be above the range set in your table, please expand your disclosure in the fourth bullet point to provide the amounts by which MCI has reduced its estimate of specified liabilities for each assumption and interpretation. Discuss what you mean by your best estimate, based on the internal review process you performed, of how a reasonable arbitrator would make a decision and quantify the impact of this estimate on your estimate of the specified liabilities. Quantify the impact of “various interpretive questions, of the amounts likely to be due in respect of various liabilities, [and] of the precise group of liabilities that should be included in the calculation” as described in Rider A of your July 26, 2005 letter, that could result in Verizon and the arbitrator taking a different view regarding your estimate of specified liabilities.

Response No. 10:

We have included expanded disclosure to explain the relevant categories of liabilities that MCI identified as specified liabilities, the exclusions and offsets used by MCI, and MCI’s expectations regarding whether certain recorded liabilities will in fact be asserted as “claims” under MCI’s interpretation of the merger agreement. We have quantified in the expanded disclosure beginning on page 99 and in the footnotes to the table beginning on page 97, the amounts by which MCI has reduced its estimate of specified liabilities for MCI’s material assumptions and expectations, except that MCI has not disclosed the amount it applied as offsets to arrive at the estimated specified

Ms. Michele M. Anderson

Mr. Albert Pappas

August 15, 2005

liabilities because, in preparing its analysis, MCI did not separately quantify each offsetting claim. In order to facilitate comprehension, we have broken this disclosure out into a separate section rather than adding it to the fourth bullet. See “MCI’s Process in Determining its Current Estimate of the Downward Purchase Price Adjustment” beginning on page 99. We have also clarified our disclosure to make it clear that because the ultimate resolution of disputes is subject to a arbitration methodology in which the arbitrators select the more representative estimates of MCI or Verizon, MCI’s process of developing its estimate reflects its judgment as to how a reasonable arbitrator would make its decision.

****

In addition to the responses to the Staff’s comments, described above, the S-4 includes other changes, which are intended to update, clarify and render more complete the information contained therein.

If you would like to discuss any of Verizon’s or MCI’s responses to the comments or if you would like to discuss any other matters, please contact the undersigned of Debevoise & Plimpton LLP at (212) 909-6281 or Phillip Mills of Davis Polk & Wardwell at (212) 450-4618. For accounting matters relating to Verizon, please contact Mark Kearns at (212) 395-1511 and for accounting matters relating to MCI, please contact Gregory Fink at (703) 886-5044.

Very truly yours,

/s/ Jeffrey J. Rosen

Jeffrey J. Rosen

Enclosures

cc.:	Marianne Drost, Esq., Verizon Communications Inc.

Anastasia Kelly, Esq., MCI, Inc.

Phillip Mills, Esq., Davis Polk & Wardwell

Michael Kaplan, Esq., Davis Polk & Wardwell